                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934*

                              (Amendment No.  )

                       PHYSICIANS RESOURCE GROUP, INC.

-                                     -                                        -
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-                                     -                                        -
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  71941S101
-                                     -                                        -
--------------------------------------------------------------------------------
                               (CUSIP Number)

                              MARK R. RILEY, ESQ.
                              THE ALPERT COMPANIES
                               THREE ALLEN CENTER
                              333 CLAY, SUITE 4515
                              HOUSTON, TEXAS 77002
                                 (713) 651-3999

-                                     -                                        -
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               NOVEMBER 24, 1997
-                                     -                                        -
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
[ ]

  Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                               Page 1 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                          ROBERT ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                        2,123,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                        108,000
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                        2,123,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                        119,400
--------------------------------------------------------------------------------
    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            2,123,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            7.1%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **

            IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 DANRO CORPORATION
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                 TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                     1,674,300
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                     NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     1,674,300
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                     NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           1,674,300
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           5.6%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 WILDWOOD CAPITAL COMPANY
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       235,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       235,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           235,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           0.8%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           PN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 4 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 MARKUS VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                    658,000       Includes 274,800 shares owned by Markus
                                  Investments, Inc.
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                      658,000 Includes 274,800 shares owned by Markus Investments, Inc.
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           658,000
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           2.2%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 5 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 MARKUS INVESTMENTS, INC.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                      274,800
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       274,800
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

                 274,800
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           0.9%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT





                               Page 6 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 JAMES VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                        781,300
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       781,300
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           781,300
           THIS AMOUNT INCLUDES SHARES ON LOAN TO JAMES INVESTMENTS, INC.
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           2.6%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 7 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 MARK RILEY
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       10,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          108,000 AS TRUSTEE FOR THE ROMAN MERKER TRUST AND THE DANIEL ALPERT TRUST WITH MR. ALPERT IS GRANTOR OF THE TRUSTS
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       10,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        108,000 AS TRUSTEE FOR THE ROMAN MERKER TRUST AND THE DANIEL ALPERT TRUST WITH MR. ALPERT IS GRANTOR OF THE TRUSTS
-------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            10,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**
                                                                             [X]
         Mr. Riley is a general partner of Cypress Partners. Mr. Riley disclaims any beneficial interest in the 91,994 shares owned by Cypress Partners. Mr. Riley does not have voting or dispositive power over the shares owned by Cypress Partners.
--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           .1%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 8 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 THE ROMAN MERKER TRUST
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                     54,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                     NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     54,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                     NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           54,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           .2%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           OO
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 9 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 THE DANIEL ALPERT TRUST
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                54,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                        54,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           54,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           .2%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           OO
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 10 of 22 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 GLADYS ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       11,400
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       11,400
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       11,400   MR. ALPERT HAS DISCRETIONARY TRADING AUTHORITY
                       OVER MRS. GLADYS ALPERT'S SHARES
--------------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           11,400
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           .1%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 11 of 22 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock (the "Shares") of Physicians Resource Group, Inc. (the "Company"). The address of the Company is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1540, Dallas, Texas 75240.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a)     This Schedule is filed on behalf of (i) Mr. Robert Alpert,
(ii) Danro Corporation, (iii) Wildwood Capital Company, (iv) Markus Ventures, L.P., (v) James Ventures, L.P., (vi) Markus Investments, Inc.,(vii) Mr. Mark Riley, (viii) The Roman Merker Trust, (ix) The Daniel Alpert Trust and (x) Mrs. Gladys Alpert.

         Mr. Robert Alpert is the sole shareholder and President of Danro Corporation. Mr. Mark Riley is the Executive Vice President, General Counsel and Treasurer of Danro Corporation.

         Danro Corporation is the Managing General Partner of (i) Wildwood Capital Company, (ii) Markus Ventures, L.P., and (iii) James Ventures, L.P.

         Markus Ventures, L.P. is the sole shareholder of Markus Investments, Inc. Mr. Robert Alpert is the Chairman of Markus Investments, Inc. Mr. Mark Riley is the President, General Counsel and Treasurer of Markus Investments, Inc.

         James Ventures, L.P. is the sole shareholder of James Investments, Inc. Mr. Robert Alpert is the Chairman of James Investments, Inc. Mr. Mark Riley is the President, General Counsel and Treasurer of James Investments, Inc.

         Mr. Mark Riley is the Trustee of each of the Roman Merker Trust and the Daniel Alpert Trust. Roman Merker and Daniel Alpert are the sons of Mr. Robert Alpert and the beneficiaries of the trusts, respectively. Mr. Alpert is the grantor of the trusts.

         Mr. Mark Riley is a general partner of Cypress Partners.

         Mrs. Gladys Alpert is the mother of Robert Alpert.

         The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

         (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is Three Allen Center, 333 Clay, Suite 4515, Houston, Texas 77002.

         (c) The principal business of each of Wildwood Capital Company, Markus Ventures, L.P., Markus Investments, Inc., and James Ventures, L.P. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

         The principal business of Danro Corporation is that of a management services company and as Managing General Partner of affiliated partnerships.

         The principal occupation of Mr. Alpert is as President of Danro Corporation, Managing General Partner of affiliated partnerships.

         The principal occupation of Mr. Mark Riley is as Executive Vice President, General Counsel and Treasurer of Danro Corporation and of affiliated entities.

         The principal occupation of Mrs. Gladys Alpert is as an investor.

         (d) None of the persons referred to in paragraph (a) above has, during





                              Page 12 of 22 Pages
the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual referred to in paragraph (a) above is a citizen of the United States. Danro Corporation, Markus Investments, Inc. and James Investments, Inc. are each a corporation formed under the laws of the State of Texas. Wildwood Capital Company is a general partnership formed under the laws of the State of Texas. Markus Ventures, L.P. and James Ventures, L.P. are limited partnerships formed under the laws of the State of Texas. The Roman Merker Trust and the Daniel Alpert Trust are grantor trusts formed under the laws of the State of Texas.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost (including commissions) is (i)$17,821,439.38 for 2,123,000 Shares beneficially owned by Mr. Alpert, (ii) $108,125.00 for 10,000 Shares beneficially owned by Mr. Riley, and (iii) $51,220.00 for 11,400 Shares beneficially owned by Mrs. Gladys Alpert. The aggregate net investment cost for the 2,144,000 Shares beneficially owned by the Group is $17,980,784.58.

         The Shares purchased by the Group were purchased with the investment capital of the respective member of the Group.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         The Group believes that it will advance proposals to management and the Board of Directors of the Company suggesting the refocusing of management's attention on the enhancement of shareholder value or proposals to add to or replace current management of the Company. Although the Group has no plans at present to seek control or a change in management of the Company, the Group does consider it reasonably likely that its activities in the future could include seeking control of the Company, the acquisition of additional shares of the Company, or seeking a change in the present Board of Directors or management of the Company. In determining whether to purchase additional shares of the Company and in formulating any plan or proposal to acquire control of the Company, the Group intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, reaction of the Company to the Group's ownership of the Shares, price levels of the Common Stock, other opportunities available to the Group, developments with respect to the Group's business and general economic, money and stock market conditions.

         In addition, depending upon, among other things, the matters referred to above, the Group may attempt to sell all or a portion of its Shares from time to time in the open market, in brokers' transactions, in transactions directly with market makers, in privately negotiated transactions, or a combination of the foregoing.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.





                              Page 13 of 22 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 29,927,313 Shares outstanding as of November 3, 1997, as reflected in the Form 10Q of the Company for the period ending September 30, 1997.

                 As of the date hereof:

                 (i) Danro owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Danro may be deemed to own beneficially 1,695,300 Shares, including (a) the 235,000 Shares owned directly by Wildwood Capital Company, (b) the 404,200 Shares owned directly by Markus Ventures, L.P. and the 274,800 Shares owned by Markus Investments, Inc., and (c) the 781,300 Shares owned directly by James Ventures, L.P. (constituting approximately .8%, 2.3% and 2.6% of the Shares outstanding, respectively).

                 (ii) The Roman Merker Trust and the Daniel Alpert Trust each own directly 54,000 Shares, constituting approximately .2% and .2% of the Shares outstanding, respectively).

                 (iii) Mr. Riley owns 10,000 Shares directly. Mr. Riley is A general partner of Cypress Partners. By reason of the provisions of Rule 13d-3 of the Act, Mr. Riley may be deemed to own beneficially 91,994 Shares owned directly by Cypress Partners, constituting approximately .3% of the shares outstanding. Mr. Riley disclaims any beneficial interest in the 91,994 shares owned by Cypress Partners. Mr. Riley does not have voting or dispositive power over the Shares owned by Cypress Partners.

                 (iv) Mrs. Gladys Alpert owns directly 11,400 Shares, constituting less than .1% of the Shares outstanding.

                 (v) Mr. Alpert owns directly 340,700 Shares, constituting approximately 1.1% of the Shares outstanding. Mr. Alpert, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i) and (ii) above (2,123,000 Shares, representing approximately 7.1% of the shares outstanding).

         (b) Danro Corporation has the power to vote and dispose of the Shares owned by (i) Wildwood Capital Company, (ii) Markus Ventures, L.P., and (iii) James Ventures, L.P., which power may be exercised by the managing general partner of each such Partnership. Mr. Alpert has voting and investment power over Shares managed by Danro Corporation.

         (c) The trading dates, number of Shares purchased or sold and price per share for all transactions in the Shares, from the 60th day prior to November 24, 1997, until December 5, 1997, by the Group are set forth on Schedules A through G. All such transactions were effected through the New York Stock Exchange.

         (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any





                              Page 14 of 22 Pages
of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  December 5, 1997


                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation.

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation as
                                    Managing General Partner of
                                    Wildwood Capital Company

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation as
                                    Managing General Partner of
                                    Markus Ventures, L.P.

                                    /s/ ROBERT ALPERT
                                    Robert Alpert, as
                                    President of Danro Corporation as
                                    Managing General Partner of
                                    James Ventures, L.P.

                                    /s/MARK RILEY
                                    Mark Riley, as
                                    President of Markus Investments, Inc.

                                    /s/MARK RILEY
                                    Mark Riley, as
                                    Trustee of the Roman Merker Trust

                                    /s/MARK RILEY
                                    Mark Riley, as
                                    Trustee of the Daniel Alpert Trust

                                    /s/ ROBERT ALPERT
                                    Robert Alpert

                                    /s/MARK RILEY
                                    Mark Riley

                                    /s/GLADYS ALPERT
                                    Gladys Alpert





                              Page 15 of 22 Pages

                                  Schedules A

                                 Robert Alpert



Trade Date       Unit Cost        Cost             Shares
11/19/97          7.05            352,500          50,000
11/19/97          6.93             72,717          10,500
11/20/97          6.82            289,850          42,500
11/21/97          7.99             37,546           4,700
11/24/97          7.03            425,217          60,500
11/24/97          7.01            350,694          50,000
11/25/97          6.88            292,401          42,500


                              Page 16 of 22 Pages

                                  Schedules B

                             MARKUS VENTURES, L.P.


Trade Date   Unit Cost             Cost           Shares
9/25/97        10.43               20,850           2,000
9/25/97        10.55               84,400           8,000
9/25/97        10.68               53,375           5,000
9/25/97        10.86               54,313           5,000
9/25/97        10.61               53,068           5,000
9/26/97        10.67              175,032          16,400
9/26/97        10.74              178,202          16,600
9/29/97        10.74              269,516          25,100
9/30/97        10.68               32,025           3,000
9/30/97        10.68               32,025           3,000
9/30/97        10.68               10,680           1,000
12/3/97         4.43              221,500          50,000
12/5/97         3.71              638,856         172,000





                              Page 17 of 22 Pages

                                  Schedules C

                            MARKUS INVESTMENTS, INC.



Trade Date  Unit Cost             Cost           Shares
12/1/97       5.54              138,567          25,000



                              Page 18 of 22 Pages

                                  Schedules D

                              JAMES VENTURES, L.P.



Trade Date       Unit Cost       Cost              Shares
10/2/97           11.13           44,500            4,000
10/7/97           11.18          676,093           60,500
10/8/97           10.98          125,220           11,400
10/8/97           10.98          588,752           53,600
10/9/97           10.59          847,130           80,000
10/10/97          10.31            7,215              700
10/14/97          10.45          429,360           41,100
10/15/97          10.03          971,335           96,800
10/20/97           9.92           96,190            9,700
10/21/97           9.81          482,657           49,200
10/22/97           8.99          107,000           11,900
10/22/97           9.45          472,645           50,000
10/23/97           8.80          247,285           28,100
10/24/97           8.93          116,030           13,000
10/27/97           8.78          175,618           20,000
10/28/97           8.05          144,905           18,000
10/29/97           7.93          718,802           90,700
10/30/97           7.63           67,182            8,800
10/31/97           7.13           56,350            7,900
11/28/97           5.76          437,150           75,900
12/1/97            5.84          292,249           50,000





                              Page 19 of 22 Pages

                                  Schedules E
                             THE ROMAN MERKER TRUST


Trade Date       Unit Cost        Cost             Shares
12/3/97          4.49             242,622          54,000





                              Page 20 of 22 Pages

                                  Schedules F
                            THE DANIEL ALPERT TRUST


Trade Date       Unit Cost        Cost             Shares
12/3/97          4.49             242,622          54,000





                              Page 21 of 22 Pages

                                  Schedules G
                                 GLADYS ALPERT


Trade Date       Unit Cost        Cost             Shares
12/3/97          4.49             51,220           11,400





                              Page 22 of 22 Pages